UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Avantor, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-38912	82-2758923
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
Radnor Corporate Center, Building One, Suite 200
100 Matsonford Road
Radnor, Pennsylvania 19087
(Address of principal executive offices)
Claudius Sokenu
Executive Vice President, Chief Legal and Compliance Officer and Corporate Secretary
(610) 386-1700
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☑    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2025 to December 31, 2025.
☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
This Form SD of Avantor, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2025 to December 31, 2025.
A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at www.avantorsciences.com under About: Investors: Financials: SEC Filings. The content on, or accessible through, the Company’s website is not incorporated by reference into this filing.
Item 1.02 Exhibit
As specified in Item 3.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.
Section 3 – Exhibits
Item 3.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AVANTOR, INC.

Date: May 29, 2026	By:	/s/ Claudius Sokenu
		Name:	Claudius Sokenu
		Title:	Executive Vice President, Chief Legal and Compliance Officer and Corporate Secretary